SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No.     )*

Global Sources Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

G 39300 101

(CUSIP Number)

June 18, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G 39300 101

1.	Names of Reporting Persons. S. Nicholas Walker
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,514,475 (See Item 4).
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,514,475 (See Item 4).
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,475 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.01%(1) (See Item 4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Based on 30,231,365 shares of common stock of the Issuer currently outstanding, as reported by the Issuer in its Proxy Statement for its Annual General Meeting of Shareholders held on June 19, 2015.

CUSIP No. G 39300 101

1.	Names of Reporting Persons. York Lion Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,514,475 (See Item 4).
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,514,475 (See Item 4).
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,475 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.01%(1) (See Item 4)
12.	Type of Reporting Person (See Instructions) PN

(1)	Based on 30,231,365 shares of common stock of the Issuer currently outstanding, as reported by the Issuer in its Proxy Statement for its Annual General Meeting of Shareholders held on June 19, 2015.

CUSIP No. G 39300 101

1.	Names of Reporting Persons. York GP, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,514,475 (See Item 4).
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,514,475 (See Item 4).
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,514,475 (See Item 4)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.01%(1) (See Item 4)
12.	Type of Reporting Person (See Instructions) OO

(1)	Based on 30,231,365 shares of common stock of the Issuer currently outstanding, as reported by the Issuer in its Proxy Statement for its Annual General Meeting of Shareholders held on June 19, 2015.

Item 1.

(a)	Name of Issuer :

Global Sources Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

Argyle House, 41A Cedar Avenue, Hamilton HM 12, Bermuda.

Item 2.

(a)	Name of Person Filing :

This Schedule 13G is filed by S. Nicholas Walker, York Lion Fund, L.P., a Cayman Islands exempted limited partnership (“Lion L.P.”), and York GP, Ltd., a Cayman Islands exempted company (“York GP”), with respect to the common stock of Global Sources Ltd. (the “Issuer”). S. Nicholas Walker, Lion L.P., and York GP are referred to collectively herein as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of Mr. Walker is Praia do Flamengo 278, Flamengo, Rio de Janeiro, Brazil. The principal business address of each of Lion L.P. and York GP is Ugland House, South Church Street, Box 309, Grand Cayman, KY1-1104, Cayman Islands.

(c)	Citizenship:

Mr. Walker is a citizen of the United Kingdom. Lion L.P. is a Cayman Islands exempted limited partnership. York GP is a Cayman Islands exempted company.

(d)	Title of Class of Securities:

Common stock, par value $0.01 per share.

(e)	CUSIP Number: G 39300 101.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership:

The aggregate percentage of common stock of the Issuer reported owned by each Reporting Person is based upon 30,231,365 outstanding shares of common stock, as reported by the Issuer in its Proxy Statement for its Annual General Meeting of Shareholders held on June 19, 2015.

Lion L.P. beneficially owns 1,514,475 shares of common stock of the Issuer, constituting 5.01% of the outstanding shares of common stock of the Issuer. York GP may be deemed to beneficially own 1,514,475 shares of common stock of the Issuer, constituting 5.01% of the outstanding shares of common stock of the Issuer, by reason of its position as general partner of Lion L.P. Except to the extent of its position as general partner of Lion L.P., York GP disclaims beneficial ownership of such shares. Mr. Walker may be deemed to beneficially own 1,514,475 shares of common stock of the Issuer, constituting 5.01% of the outstanding shares of common stock of the Issuer, by reason of his position as the Managing Director of York GP (the general partner of Lion L.P.). Mr. Walker’s IRA owns a 0.78% interest in Lion L.P. and Mr. Walker is a beneficiary of a trust which owns a 20.91% interest in Lion L.P. Mr. Walker is also the owner of a company which owns a 9.126% interest in Lion L.P. Except to the extent of his position as Managing Director of York GP (the general partner of Lion L.P.) and his interest in said IRA, said trust and said company, Mr. Walker disclaims beneficial ownership of the shares of the Issuer beneficially owned by Lion L.P.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

[Signature page follows.]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

/s/ S. Nicholas Walker
S. NICHOLAS WALKER

YORK LION FUND, L.P.

By:	York GP, Ltd.,
General Partner

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

YORK GP, LTD.

By:	/s/ S. Nicholas Walker
S. Nicholas Walker,
Managing Director

Exhibit Index

1.	Joint Filing Agreement

2.	Power of Attorney of S. Nicholas Walker

3.	Power of Attorney of York Lion Fund, L.P.

4.	Power of Attorney of York GP, Ltd.